Fury Provides Drill Targeting ahead of Upcoming 50,000 Meter Exploration Program at Eau Claire

Vancouver & Toronto, Canada – October 29, 2020 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide a targeting update on the 50,000-meter drill program at the Eau Claire project in Quebec, scheduled to commence in the first week of November. Exploration drill targets that are focused on expanding the deposit will test a one-kilometer down plunge extension. The program will also focus on several highly prospective, untested gold targets within the 7-kilometer deposit trend. The first drill rig is on schedule to start next week and will concentrate near the existing deposit and a second rig will be added two weeks later and will commence the large step-out exploration.

A Message from Mike Timmins, President & CEO:

“Our first look at targeting supports our thesis that the Eau Claire project presents a much better opportunity than previously identified. The high-quality resource is open in all directions and benefits from increasing grade at depth. Our targeting continues to evolve and has already identified significant areas for resource expansion around the deposit and along the multi-kilometer, underexplored trend of gold-bearing structures, where we are identifying repeating target patterns.

“We are excited for the commencement of this substantial program, as we believe our comprehensive geological approach will demonstrate the considerable growth potential at Eau Claire.”

Eau Claire Deposit Extension Exploration Drilling:

Fury’s goal at Eau Claire is to significantly expand the deposit with a focused 10,000 – 12,000-meter drill program that targets a one-kilometer down plunge extension (Figure 1). The potential for high-grade gold mineralization to continue down plunge is strongly supported by newly acquired gradient array IP chargeability data where the intersection of primary and secondary shear zones has been imaged approximately 600 – 800 meters to the east of limits of drilling at the Eau Claire deposit (Figure 2). This newly imaged structural pattern is defined by the intersection of the mineralized Snake Lake structure and the projected continuation of the Eau Claire deposit structure. This structural geometry is consistent with that observed at the Eau Claire deposit and in part forms the basis of the down plunge targets (Figure 2).

Summary of Targets:

Target A is situated 100 – 300 meters down plunge from the limit of the current resource. The planned drill array represents a 200 – 500 meter down dip extension from the target area where historical drilling above the target area hosts intercepts of 1.0 meters of 12.6 g/t gold, 2.5 meters of 4.4 g/t gold and 2.0 meters of 4.8 g/t gold (Figure 1). Collectively, these historical results are associated with both quartz – tourmaline veins and secondary shear zone alteration and are interpreted to be vertically situated above the projected down plunge extension of the deposit but demonstrate the continuity of mineralized system to the east of the current resource (Figure 1).

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Target B is situated 500 - 700 meters down plunge from the limit of the current resource. The planned drill array represents a 400 - 700 meter down dip extension from historical drilling above the target area where there is a 20-meter-wide zone of alteration that is similar to that observed with secondary shear zones at the Eau Claire deposit (Figure 3). Importantly, newly acquired gradient array IP chargeability data images the intersection of the primary shear zone and secondary shear zones that are associated with the extension of the Eau Claire deposit structure and the mineralized Snake Lake structure, respectively. Similar structural intersections at the Eau Claire deposit are associated with high-grade gold mineralization. Fury is planning on drilling Target B first within this drill program within drill holes B1 and B2, respectively (Figure 3).

Target C is situated 800 – 1000 meters down plunge from the limit of the current resource. The planned drill array represents a 700 – 900 meter down dip extension from the historical drilling above the target area. This target is also situated along the same structural intersection of the Snake Lake and Eau Claire structures that in part defines Target B (Figure 2).

A Message from Michael Henrichsen, SVP of Exploration:

"Our technical team is very pleased with the results of our ongoing gradient array IP survey. The chargeability data is providing us with clear targets to significantly expand the deposit as we prepare to embark on an aggressive exploration drill program. We are also excited to complete this IP program and continue to develop high quality targets across the 7-kilometer deposit trend that have similar structural geometries as the Eau Claire deposit.”

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Figure 1: Illustrates targets that will test a one-kilometer down plunge extension of the Eau Claire deposit. These target areas were derived from structural geometries associated with newly acquired gradient array IP data as well geological and geochemical information obtained up-dip from the target zones.

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Figure 2: Depicts similar structural geometries at the outcropping portion of the Eau Claire deposit and the planned drill arrays at Targets B and C. The intersection of the primary and secondary shear zones at the resource at the Eau Claire deposit are the focus for high-grade mineralization. At Targets B & C, a similar structural geometry is observed where the mineralized Snake Lake structure intersects the continuation of the Eau Claire deposit structure.

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Eau Claire – Target B Deposit Expansion

FURY GOLD MINES

Cross Section - Looking West

Legend
Planned Drill Hole
Veins
Geology
Tonalite
Quartz Feldspar Phyric Intrusive
Sediment-epiclastic
Mafic Flows Magnetic
Mafic Flows Non-magnetic
Drill Hole | Meterage
B1 | 850m
B2 | 1100m
B3 | 1300m
500 m
Eau Claire Deposit
Planned Holes
B3
B2
B1
Domain Break
400 m
20m of alteration consistent with secondary shear zone at Eau Claire deposit
Eau Claire
Snake Lake
Resource projected on surface
B'
B

Figure 3: Depicts a cross-section of the planned drill holes at Target B where hole B1 will be the first to be drilled, representing a 600-meter down plunge extension away from the known resource as well as a 400-meter down dip extension from the nearest drill hole that was characterized by a 20-meter-wide alteration zone similar to that observed at the Eau Claire deposit.

Michael Henrichsen, P.Geo, SVP of Exploration at Fury, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF FURY GOLD MINES LIMITED

Mike Timmins
President, CEO & Director

For further information on Fury Gold Mines Limited, please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600, info@furygoldmines.com or visit www.furygoldmines.com.

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About Fury

Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury will aggressively grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward looking information is information that includes implied future performance and/or forecast information including information relating to the growth plans and future results of Fury, and the timing and results of the drill program at Eau Claire. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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